UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Definitive Agreements

On November 7, 2025, E-Home Household Service Holdings Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers identified on the signature page thereto (the “Purchasers”). Pursuant to the Purchase Agreement, the Company agreed to sell to the Purchasers in a private placement, an aggregate of 30,000,000 ordinary shares of the Company at a price of $0.70 per share, for aggregate gross proceeds to the Company of $21,000,000 (the “Private Placement”). The Private Placement will be completed pursuant to the exemption from registration provided under Regulation S promulgated under the Securities Act of 1933, as amended.

The Private Placement is expected to close on or about November 13, 2025.

The foregoing description of the Purchase Agreements is not complete and are qualified in its entirety by reference to the full text of the form of Purchase Agreement, a copy of which is filed as Exhibits 10.1 to this Current Report on Form 6-K and is incorporated by reference herein.

This Current Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 (File No. 333-289656) and Form S-8 (File No.333-288320, File No.333-279756, File No.333-273374 and File No.333-265214).

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2025

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

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